DeVISSER GRAY LLP
CHARTERED ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

November 14, 2011

Alberta Securities Commission
British Columbia Securities Commission
Portal Resources Ltd.

Dear Sirs/Mesdames

Re: Portal Resources Ltd. ("the Company") - Notice Pursuant to NI 51–102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated November 8 2011 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours truly,

DeVisser Gray LLP.
Chartered Accountants

De Visser Gray LLP

cc: **TSX Venture Exchange**